                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)

                         SEQUOIA SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER)

                        CITRIX SYSTEMS, INC. (OFFEROR)
--------------------------------------------------------------------------------
(NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON)

                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   817439102
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

JOHN P. CUNNINGHAM, CITRIX SYSTEMS, INC., 6400 N.W. 6TH WAY, FT. LAUDERDALE, FL
                                     33309

--------------------------------------------------------------------------------
          (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE
   ------------------------------------------------------------------------
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE

    ------------------------------------------------------------------------
               *SET FORTH THE AMOUNT ON WHICH THE FILING FEE IS
                  CALCULATED AND STATE HOW IT WAS DETERMINED.


      / / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS
    PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
          NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                  AMOUNT PREVIOUSLY PAID:___________________
                  FORM OR REGISTRATION NO.:_________________
                  FILING PARTY:_____________________________
                  DATE FILED:_______________________________

 /X/  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

 CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
                              STATEMENT RELATES:

             / /  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

                / /  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

             / /  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

                / /  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2

    CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
                        RESULTS OF THE TENDER OFFER: / /

    Citrix to Acquire Sequoia Software to Extend "Virtual Workplace" Vision Sequoia's XML-based Portal Technology to Extend Citrix Application Services
                 Platform to Include Web Applications and .NET
       New Offerings Will Expand Citrix Solutions, Customers and Channels

FORT LAUDERDALE, FLA. AND COLUMBIA, MD. -- MARCH 21, 2001 -- Citrix Systems, Inc. (Nasdaq:CTXS), a global leader in application server software and services, and Sequoia Software Corporation (Nasdaq:SQSW), the leading provider of XML-based portal software, today announced that the two companies have signed a definitive agreement for Citrix to acquire Sequoia. The all-cash transaction, structured as a $5.64 per share tender offer, is valued at $184.6 million.

By adding Sequoia's portal products and technology to Citrix's existing application serving software, Citrix will be uniquely positioned to deliver a more complete application services platform -- one that gives users secure access to any information source, business process or application, whether it's a Web, Windows(R) or UNIX(R) application.

"Since we introduced the Citrix NFuse application portal one year ago, customers have asked us to extend its capabilities even further to include Web content, Web applications and Web services," said Mark Templeton, president of Citrix."

The portal is the aggregation point for applications and information from disparate systems which makes it an essential piece of the complete solution, and therefore important for Citrix to provide. Additionally, this move will be instrumental in helping our channel deepen their customer relationships and grow their integration and implementation revenues. The acquisition of Sequoia gives us a robust suite of XML-based products and technologies to do exactly what customers want - to make it easy to use any device to find and get connected to any information from anywhere."

Mark Wesker, president of Sequoia, said the combination of the two companies would satisfy a broad range of customer needs, spanning a desire to ease application access to creating a true digital workplace.

"Citrix MetaFrame is the world's application serving standard," said Wesker. "Over 100,000 customers use MetaFrame to reap the benefits of application serving. By joining forces with Citrix, we will be able to offer customers a unified solution for creating the virtual enterprise, where employees, partners, customers and suppliers can access and interact with any information that is relevant to their needs from any device on any network."

David Weiss, vice president of marketing for Citrix, said both customers and Citrix's partners would benefit from the acquisition. He said Sequoia's and Citrix's products, personnel and sales model greatly complement each other and help Citrix execute on one of its key growth strategies -- expanding the use of application serving within the enterprise.

"With both MetaFrame XP and Sequoia XPS(TM) portal software, enterprise customers will be able to look to our systems integrators and channel partners as a single source for two key parts of their strategic applications platform," Weiss said. "By creating new products based on the same technology, we can also deliver the same benefits to mid-market customers, a segment already well served by our channel."

EXTENDING THE VIRTUAL WORKPLACE

Templeton said the acquisition fits perfectly into Citrix's vision of a "Virtual Workplace" enabled by application serving software.

"Our core strategy, ever since our founding, has been to provide infrastructure software to allow people to easily connect to any application from anywhere, regardless of the device or network connection," Templeton said. "Historically, most of our customers have used our software to deploy Windows applications, and that is still true today. But with the explosion of bandwidth and connectivity brought about by the Internet, plus Web technologies such as Java and HTML, we believe CIOs are looking for flexibility to choose the right combination of Windows and Web applications to best suit their needs.

"Using Sequoia's XML-pure portal technology, we will help our customers get the best that the Windows and Web worlds offer, and aggregate digital information into a 'Virtual Workplace' - the promise of access to any application over any network and any device, quickly, easily, securely and cost-effectively."

TERMS OF THE DEAL

Under the terms of the merger agreement signed today, Citrix will acquire all the outstanding shares of Sequoia common stock at $5.64 per share for approximately $184.6 million in an all-cash tender offer.

The tender offer is expected to commence the week of March 26, 2001. The acquisition has been approved by the board of directors of each company and, subject to customary conditions and approvals, including Hart Scott Rodino, is expected to be completed during the second quarter. Holders of a majority of the outstanding shares of Sequoia have agreed to tender their shares in the tender offer.

While the company expects that the transaction will be dilutive to earnings in fiscal 2001, it is expected to be accretive to earnings in fiscal year 2002.

Citrix will host a conference call at 8:30 a.m. eastern time, Wednesday, March 21, to discuss the terms of the Sequoia Software Corporation transaction and its corporate strategy involving the acquisition. Participants are encouraged to listen to the call via the Internet at http://www.citrix.com/investors/ or www.vcall.com. The conference call may also be accessed by dialing 212-547-0322, or 888-972-9924. The password is Citrix. A replay of the conference call will be available through March 27, 2001, by dialing 402-998-1620, and via the Internet at http://www.citrix.com/investors/.

ABOUT SEQUOIA

Sequoia Software Corporation is the leading provider of XML-pure(TM) portal software. Sequoia's flagship product, XPS, drives the evolution of business toward true e-business, helping companies link systems and people, automate critical processes, and strengthen relationships across the value chain. Sequoia's customers and partners include Baker Robbins & Company, Baylor Health Care System, BITMO, Cap Gemini Ernst & Young, General Electric Power

Systems Division, Johns Hopkins School of Public Health, Kaiser Permanente, Lehman Brothers, Lockheed Martin, SAIC, and Software AG. For e-business solutions that let you do more in less time visit www.sequoiasoftware.com or call Sequoia toll free (888) 820-7917.

ABOUT CITRIX

Citrix Systems, Inc. is a global leader in application server software and services that offer "Digital Independence(TM)" - the ability to run any application on any device over any connection, wired, wireless and Web. Citrix solutions enable organizations of all types, from major enterprises to emerging application service providers (ASPs), to reach more users, with more applications, in more locations - and achieve this with greater speed, reliability and cost-effectiveness. Citrix offerings, including MetaFrame application server software, NFuse application portal software, management products and Independent Computing Architecture (ICA(R)), a core application server technology, have been widely adopted by the corporate mainstream to achieve key business goals. The firm, which markets its solutions through value-added resellers, system integrators and OEM licensees, is headquartered in Fort Lauderdale, Fla. Citrix is traded on The Nasdaq Stock MarketSM under the symbol CTXS and is part of the Standard & Poor's 500 Index. For more information, please visit the Citrix Web site at http://www.citrix.com.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Sequoia or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). At the time Citrix commences a tender offer, Citrix will file with the SEC a tender offer statement and Sequoia will file with the SEC a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF SEQUOIA ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISIION WITH RESPECT TO THE TENDER OFFER.

The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all shareholders of Sequoia at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by Sequoia or Citrix with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by Sequoia and Citrix with the SEC may also be obtained by directing your request to Innisfree, M&A Incorporated.

FOR CITRIX INVESTORS

This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. All forward-looking statements in this release are based upon information available to Citrix and Sequoia on the date of this release. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding the future consummation of the acquisition by Citrix of Sequoia, the integration of Sequoia's technology with Citrix software, the development of new products as a result of such acquisition, the extension of existing products to include new applications, the integration of Sequoia's and Citrix's technology, personnel, and sales model, the benefits to customers of the acquisition, the company's current or future financial performance, management's plans and objectives for future operations, product plans and performance, management's assessment of market factors, as well as statements regarding the strategy and plans of the company constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements, including, without limitation, risks associated with the following: the successful consummation and integration of the acquisition of Sequoia, including, without limitation, the ability to integrate the technologies of Sequoia and Citrix and the ability to maintain existing Sequoia customers and employee relationships; the company's ability to develop and commercialize new products and services; the company's ability to expand its core business in large enterprise accounts; increased competition, including potential competition from Microsoft and other companies; changes in the company's pricing policies or those of its competitors, including Microsoft; the costs of developing, acquiring, or integrating new technologies or enhancements to existing products; management of growth; the possibility of undetected software errors; dependence on proprietary technology; as well as risks of downturns in economic conditions generally, and in the software industry specifically; and risks associated with competition and competitive pricing pressures and other risks detailed in the company's filings with the Securities and Exchange Commission. Citrix assumes no obligation to update any forward-looking information in this press release or with respect to the announcements described herein, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

FOR SEQUOIA INVESTORS

Other than historical information contained herein, certain statements in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements in this release involve a number of risks and uncertainties including, but not limited to, changes in market conditions, government regulation, technology, our ability to expand, our early stage of development, attraction and retention of key personnel, management of rapid growth, entry into new markets, intense competition, customer concentration and attrition and our dependence on XPS.

These risk factors are discussed in further detail in the Company's SEC filings including the prospectus filed in connection with our initial public offering and the Annual Report on Form 10-K for the year ended December 31, 2000.

                                   - # # # -

Citrix(R), ICA(R), MetaFrame(TM), MetaFrame XP(TM), NFuse(TM) and Digital Independence(TM) are registered trademarks or trademarks of Citrix Systems, Inc. in the U.S. and other countries. All other trademarks and registered trademarks are property of their respective owners.

/CONTACT: Joseph Horine, Media, 954-267-3042, or joseph.horine@citrix.com, or Jeff Lilly, Investors, 954-267-2886, or jeff.lilly@citrix.com, or John-Marc Clark, Market Research Inquiries, 954-267-3188, or john-marc.clark@citrix.com, all of Citrix Systems, Inc.; or David Schreiber of Sequoia Software Corporation, 410-423-4071, or DSchreiber@sequoiasoftware.com; or Sanjay Hurry or Jody Burfening, both of Lippert Heilshorn & Associates, 212-838-3777 or jbs@lhai.com, for Sequoia/

Dear CBA member:

Citrix Systems, Inc. (Nasdaq:CTXS), a global leader in application server software and services, and Sequoia Software Corporation (Nasdaq:SQSW), the leading provider of XML-based portal software, today announced that the two companies have signed a definitive agreement for Citrix to acquire Sequoia.

This acquisition will provide increased business opportunities for all our valued business partners, extending the traditional Citrix server-based computing market with portal services, allowing enterprise customers to deploy their business-critical Windows, UNIX, and web-based applications via a common infrastructure.

With the help of our partners, we will have a complete, scalable solution that extends the traditional Citrix value propositions across the entire enterprise, integrating application delivery into a common platform and user interface, accessible via any connection - wireless to Web.

Citrix' new solution portfolio will present expanded and exciting partnership opportunities in some key areas, such as web integration services, e-commerce, security, wireless, and strategic consulting.

The Sequoia product, XML Portal Server, will become an important element of the Citrix solution. However, Citrix prides itself on providing customer choice, and fully supports heterogeneous installations. We will continue to partner with other software vendors to provide the customer with the best solutions for their unique needs. We will continue to aggressively license NFuse(TM) to companies so they can deliver a more robust solution to their customers that includes Windows(R) and UNIX(R) application access.

For more information, please feel free to review the complete press release (below) and FAQ on our web site at www.citrix.com/press . In addition, if you have any questions or opportunities that you would like to pursue with Citrix, feel free to contact us at alliances@citrix.com .

Thank you for your attention and continued commitment to our mutual success.

The Citrix Business Alliance team

    CITRIX TO ACQUIRE SEQUOIA SOFTWARE TO EXTEND "VIRTUAL WORKPLACE" VISION Sequoia's XML-based Portal Technology to Extend Citrix Application Services
                 Platform to Include Web Applications and .NET
       New Offerings Will Expand Citrix Solutions, Customers and Channels

FORT LAUDERDALE, Fla. and COLUMBIA, Md. -- March 21, 2001 -- Citrix Systems, Inc. (Nasdaq:CTXS), a global leader in application server software and services, and Sequoia Software Corporation (Nasdaq:SQSW), the leading provider of XML-based portal software, today announced that the two companies have signed a definitive agreement for Citrix to acquire Sequoia. The all-cash transaction, structured as a $5.64 per share tender offer, is valued at $184.6 million.

By adding Sequoia's portal products and technology to Citrix's existing application serving software, Citrix will be uniquely positioned to deliver a more complete application services platform -- one that gives users secure access to any information source, business process or application, whether it's a Web, Windows(R) or UNIX(R) application.

"Since we introduced the Citrix NFuse application portal one year ago, customers have asked us to extend its capabilities even further to include Web content, Web applications and Web services," said Mark Templeton, president of Citrix."

The portal is the aggregation point for applications and information from disparate systems which makes it an essential piece of the complete solution, and therefore important for Citrix to provide. Additionally, this move will be instrumental in helping our channel deepen their customer relationships and grow their integration and implementation revenues. The acquisition of Sequoia gives us a robust suite of XML-based products and technologies to do exactly what customers want - to make it easy to use any device to find and get connected to any information from anywhere."

Mark Wesker, president of Sequoia, said the combination of the two companies would satisfy a broad range of customer needs, spanning a desire to ease application access to creating a true digital workplace.

"Citrix MetaFrame is the world's application serving standard," said Wesker. "Over 100,000 customers use MetaFrame to reap the benefits of application serving. By joining forces with Citrix, we will be able to offer customers a unified solution for creating the virtual enterprise, where employees, partners, customers and suppliers can access and interact with any information that is relevant to their needs from any device on any network."

David Weiss, vice president of marketing for Citrix, said both customers and Citrix's partners would benefit from the acquisition. He said Sequoia's and Citrix's products, personnel and sales model greatly complement each other and help Citrix execute on one of its key growth strategies -- expanding the use of application serving within the enterprise.

"With both MetaFrame XP and Sequoia XPS(TM) portal software, enterprise customers will be able to look to our systems integrators and channel partners as a single source for two key parts of their strategic applications platform," Weiss said. "By creating new products based on the same technology, we can also deliver the same benefits to mid-market customers, a segment already well served by our channel."

EXTENDING THE VIRTUAL WORKPLACE
Templeton said the acquisition fits perfectly into Citrix's vision of a "Virtual Workplace" enabled by application serving software.
"Our core strategy, ever since our founding, has been to provide infrastructure software to allow people to easily connect to any application from anywhere, regardless of the device or network connection," Templeton said. "Historically, most of our customers have used our software to deploy Windows applications, and that is still true today. But with the explosion of bandwidth and connectivity brought about by the Internet, plus Web technologies such as Java and HTML, we believe CIOs are looking for flexibility to choose the right combination of Windows and Web applications to best suit their needs.

"Using Sequoia's XML-pure portal technology, we will help our customers get the best that the Windows and Web worlds offer, and aggregate digital information into a 'Virtual Workplace' - the promise of access to any application over any network and any device, quickly, easily, securely and cost-effectively."

TERMS OF THE DEAL

Under the terms of the merger agreement signed today, Citrix will acquire all the outstanding shares of Sequoia common stock at $5.64 per share for approximately $184.6 million in an all-cash tender offer.

The tender offer is expected to commence the week of March 26, 2001. The acquisition has been approved by the board of directors of each company and, subject to customary conditions and approvals, including Hart Scott Rodino, is expected to be completed during the second quarter. Holders of a majority of the outstanding shares of Sequoia have agreed to tender their shares in the tender offer.

While the company expects that the transaction will be dilutive to earnings in fiscal 2001, it is expected to be accretive to earnings in fiscal year 2002.

Citrix will host a conference call at 8:30 a.m. eastern time, Wednesday, March 21, to discuss the terms of the Sequoia Software Corporation transaction and its corporate strategy involving the acquisition. Participants are encouraged to listen to the call via the Internet at http://www.citrix.com/investors/ or www.vcall.com. The conference call may also be accessed by dialing 212-547-0322, or 888-972-9924. The password is Citrix. A replay of the conference call will be available through March 27, 2001, by dialing 402-998-1620, and via the Internet at http://www.citrix.com/investors/.

ABOUT SEQUOIA

Sequoia Software Corporation is the leading provider of XML-pure(TM) portal software. Sequoia's flagship product, XPS, drives the evolution of business toward true e-business, helping companies link systems and people, automate critical processes, and strengthen relationships across the value chain. Sequoia's customers and partners include Baker Robbins & Company, Baylor Health Care System, BITMO, Cap Gemini Ernst & Young, General Electric Power Systems Division, Johns Hopkins School of Public Health, Kaiser Permanente, Lehman Brothers, Lockheed Martin, SAIC, and Software AG. For e-business solutions that let you do more in less time visit www.sequoiasoftware.com or call Sequoia toll free (888) 820-7917.

ABOUT CITRIX

Citrix Systems, Inc. is a global leader in application server software and services that offer "Digital Independence(TM)" - the ability to run any application on any device over any connection, wired, wireless and Web. Citrix solutions enable organizations of all types, from major enterprises to emerging application service providers (ASPs), to reach more users, with more applications, in more locations - and achieve this with greater speed, reliability and cost-effectiveness. Citrix offerings, including MetaFrame application server software, NFuse application portal software, management products and Independent Computing Architecture (ICA(R)), a core application server technology, have been widely adopted by the corporate mainstream to achieve key business goals. The firm, which markets its solutions through value-added resellers, system integrators and OEM licensees, is headquartered in Fort Lauderdale, Fla. Citrix is traded on The Nasdaq Stock MarketSM under the symbol CTXS and is part of the Standard & Poor's 500 Index. For more information, please visit the Citrix Web site at http://www.citrix.com.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Sequoia or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). At the time Citrix commences a tender offer, Citrix will file with the SEC a tender offer statement and Sequoia will file with the SEC a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF SEQUOIA ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISIION WITH RESPECT TO THE TENDER OFFER.

The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all shareholders of Sequoia at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by Sequoia or Citrix with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by Sequoia and Citrix with the SEC may also be obtained by directing your request to Innisfree, M&A Incorporated.

FOR CITRIX INVESTORS

This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. All forward-looking statements in this release are based upon information available to Citrix and Sequoia on the date of this release. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding the future consummation of the acquisition by Citrix of Sequoia, the integration of Sequoia's technology with Citrix software, the development of new products as a result of such acquisition, the extension of existing products to include new applications, the integration of Sequoia's and Citrix's technology, personnel, and sales model, the benefits to customers of the acquisition, the company's current or future financial performance, management's plans and objectives for future operations, product plans and performance, management's assessment of market factors, as well as statements regarding the strategy and plans of the company constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements, including, without limitation, risks associated with the following: the successful consummation and integration of the acquisition of Sequoia, including, without limitation, the ability to integrate the technologies of Sequoia and Citrix and the ability to maintain existing Sequoia customers and employee relationships; the company's ability to develop and commercialize new products and services; the company's ability to expand its core business in large enterprise accounts; increased competition, including potential competition from Microsoft and other companies; changes in the company's pricing policies or those of its competitors, including Microsoft; the costs of developing, acquiring, or integrating new technologies or enhancements to existing products; management of growth; the possibility of undetected software errors; dependence on proprietary technology; as well as risks of downturns in economic conditions generally, and in the software industry specifically; and risks associated with competition and competitive pricing pressures and other risks detailed in the company's filings with the Securities and Exchange Commission. Citrix assumes no obligation to update any forward-looking information in this press release or with respect to the announcements described herein, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

FOR SEQUOIA INVESTORS

Other than historical information contained herein, certain statements in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements in this release involve a number of risks and uncertainties including, but not limited to, changes in market conditions, government regulation, technology, our ability to expand, our early stage of development, attraction and retention of key personnel, management of rapid growth, entry into new markets, intense competition, customer concentration and attrition and our dependence on XPS.

These risk factors are discussed in further detail in the Company's SEC filings including the prospectus filed in connection with our initial public offering and the Annual Report on Form 10-K for the year ended December 31, 2000.
                                   - # # # -
Citrix(R), ICA(R), MetaFrame(TM), MetaFrame XP(TM), NFuse(TM) and Digital Independence(TM) are registered trademarks or trademarks of Citrix Systems, Inc. in the U.S. and other countries. All other trademarks and registered trademarks are property of their respective owners.

There is 1 Special Announcement in this Citrix(R) Channel Flash(TM)

SPECIAL ANNOUNCEMENT:
---------------------

CITRIX TO ACQUIRE SEQUOIA SOFTWARE TO EXTEND "VIRTUAL WORKPLACE" VISION
-----------------------------------------------------------------------

Sequoia's XML-based Portal Technology to Extend Citrix Application Services Platform to Include Web Applications and .NET

New Offerings Will Expand Citrix Solutions, Customers and Channels
------------------------------------------------------------------

Citrix Systems, Inc., a global leader in application server software and services, and Sequoia Software Corporation, the leading provider of XML-based portal software, today announced that the two companies have signed a definitive agreement for Citrix to acquire Sequoia. The all-cash transaction, structured as a $5.64 per share tender offer, is valued at approximately $184.6 million.

By adding Sequoia's portal products and technology to Citrix's existing application serving software, Citrix will be uniquely positioned to deliver a more complete application services platform -- one that gives users secure access to any information source, business process or application, whether it's a Web, Windows(R) and UNIX(R) applications.

"Since we introduced the Citrix NFuse application portal one year ago, customers have asked us to extend its capabilities even further to include Web content, Web applications and Web services," said Mark Templeton, president of Citrix. "The portal is the aggregation point for applications and information from disparate systems which makes it an essential piece of the complete solution, and therefore important for Citrix to provide. Additionally, this move will be instrumental in helping our channel deepen their customer relationships and grow their integration and implementation revenues. The acquisition of Sequoia gives us a robust suite of XML-based products and technologies to do exactly what customers want - to make it easy to use any device to find and get connected to any information from anywhere."

Mark Wesker, president of Sequoia, said the combination of the two companies would satisfy a broad range of customer needs, spanning a desire to ease application access to creating a true digital workplace.

"Citrix MetaFrame is the world's application serving standard," said Wesker. "Over 100,000 customers use MetaFrame to reap the benefits of application serving. By joining forces with Citrix, we will be able to offer customers a unified solution for creating the virtual enterprise, where employees, partners, customers and suppliers can access and interact with any information that is relevant to their needs from any device on any network."

David Weiss, vice president of marketing for Citrix, said both customers and Citrix's partners would benefit from the acquisition. He said Sequoia's and Citrix's products, personnel and sales model greatly complement each other and help Citrix execute on one of its key growth strategies -- expanding the use of application serving within the enterprise.

"With both MetaFrame XP and Sequoia XPS(TM) portal software, enterprise customers will be able to look to our systems integrators and channel partners as a single source for two key parts of their strategic applications platform," Weiss said. "By creating new products based on the same technology, we can also deliver the same benefits to mid-market customers, a segment already well served by our channel."

Read the full press release at

http://www.citrix.com/press/news/releases/20010321 ctx-sequoia.htm.
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

From:  Mark Templeton
Sent:  Wednesday, March 21, 2001 7:51 AM
To:    #CITRIX - EVERYONE
Subject:     Exciting News!
Importance:  High

Dear Citrites,

Today marks a truly significant milestone for our company, and I wanted to share this great news with you right as it is happening.

I'm pleased to inform you that a few minutes ago we announced plans to acquire Sequoia Software Corporation, a market leader in the portal software space. We expect to complete the transaction in about 60 days. Both companies have top-notch technology, products, partners and customers. And maybe even more important: over 1,400 Citrites and 240 Sequoia employees share similar values, spirit and culture.

The press release, an acquisition presentation and a Sequoia fact sheet are available at this link on Citrite.net ------------------------------


Let me give you a few quick facts on why this will be such a great addition to Citrix. Sequoia is the leading provider of XML-based Internet infrastructure software for creating e-business portals. Sequoia's flagship product - XPS Portal Server - will become part of the Citrix product family and extend our "any, any, any" strategy by including Web applications.

We believe Sequoia is the "best athlete" in the portal software arena. The expertise its people adds will extend Citrix solutions into the Web and .Net, allow Citrix to better leverage our global channel and customers, and increase our market penetration into enterprise accounts. The acquisition will give us exciting new partnering opportunities.

We'll be providing more detail on product plans as we work through the transition. You'll also be hearing more about what this acquisition means from your manager, who will soon be receiving communications materials related to the deal.

As an aside, it's typical for the acquiring company's stock price to be volatile after this kind of announcement, and if that happens, don't let the stock market's gyrations influence your understanding of the importance of this acquisition. This is a logical next step toward extending the virtual workplace
- everywhere.

Please join me in welcoming the people of Sequoia to the Citrix family !

Congratulations!
Mark
PS Andy Stergiades is right here next to me. Here's what he looks like - ;-) I sure like it when a plan comes together and Andy smiles!

Mark Templeton
President
Citrix Systems
954.267.2301
www.citrix.com